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                            October 26, 2021

       Aldo J. Pagliari
       Chief Financial Officer
       Snap-on Incorporated
       2801 80th Street
       Kenosha, WI 53143

                                                        Re: Snap-on
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
October 7, 2021
                                                            File No. 001-07724

       Dear Mr. Pagliari:

              We have reviewed your October 7, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021, letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 1A
       Risk Factors, page 12

   1. Your response to prior comment 1 refers to general disclosure of environmental regulation and risks, and the
various risks identified in your forward-looking statement. In light of your industry and
business operations, please tell us about the specific transition risks related to climate
change relevant to you (such as those noted in our prior comment) and explain how you
considered providing disclosure. Please also explain how you determined the
materiality of their effects on your business, financial condition, and results of operations.
 Aldo J. Pagliari
FirstName  LastNameAldo J. Pagliari
Snap-on Incorporated
Comapany
October  26,NameSnap-on
             2021       Incorporated
October
Page 2 26, 2021 Page 2
FirstName LastName
Item 7
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

2. We note from your response to prior comment 2 that you have not incurred or committed to incur material capital expenditures primarily for climate-related projects. Provide us with support for this statement, including quantitative information.
3. Your response to prior comment 3 appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment. Please describe the indirect consequences of climate change you considered in your response and explain how you concluded they were not material.
4. Among the disclosures cited in your response to prior comment 3 is language which describes price fluctuations and supply shortages of steel and petroleum-based energy sources, as well as changing vehicle requirements, but does not appear to specifically relate these types of issues to climate change. Please tell us what consideration you gave to identifying and analyzing these changes as indirect consequences of climate-related regulation or business trends.
5. Your response to prior comment 4 recognizes that climate change influences weather patterns, indicates that you have experienced numerous significant weather events, and recognizes disruptions can be costly. Tell us how you considered providing disclosure discussing the significant physical effects of climate change as it relates to its influence on weather patterns, such as floods, hurricanes, extreme fires, and water availability and quality. In addition, please describe the weather events you have experienced and the impact on your business, financial condition, and results of operations. To the extent you quantified amounts, such as weather-related damages and/or the cost of insurance, please provide these and explain how you analyzed materiality.
       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Richard Miller